Iris BioTechnologies, Inc.
5201 Great America Parkway
Suite 320
Santa Clara, CA 95054

November 22, 2011

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720
Attention: Jeffrey Jaramillo

Re:	Iris BioTechnologies, Inc.
Form 10-K for the year ended December 31, 2010
Filed April 6, 2011
File No. 000-53245

Dear Mr. Jaramillo:
This letter sets forth the response of Iris BioTechnologies, Inc. (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 17, 2011 ("Comments Letter").

For your convenience, we set have forth the comment from your comment letter in bold type-face and include the Company’s response below it.

Form 10-K for the fiscal year ended December 31, 2010

Item 9A. Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 30

1.
We see that based on management’s assessment of your internal control over financialreporting that they concluded there is a material weakness in your internal control over financial reporting as of December 31, 2010, which appears to indicate that your internal control over financial reporting is not effective. Please confirm to us that your management concluded as of December 31, 2010 that your internal control over financial reporting is not effective. Please revise in future filings to provide management's assessment of the effectiveness of your internal control over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective in accordance with Item 308(a)(3) of Regulation S-K.

We hereby confirm that the Company’s management concluded as of December 31, 2010 that its internal control over financial reporting was not effective.  The Company agrees with the Staff that in future filings it will provide management’s assessment of the effectiveness of its internal control over financial reporting as of the end of its most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective in accordance with Item 308(a)(3) of Regulation S-K.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Simon Chin
Simon Chin